AUGUST | 2022





Welcome! We are excited to launch the monthly newsletter for You:Flourish, the very first wellness app designed for and by the LGBTQ+ community.

Each month we will share high value stories of impact, thought leadership, updates on the app and the company, and links to resources tailored to you and your loved ones in the LGBTQ+ community

HIGHLIGHTS

Applt Ventures progress on the You:Flourish App
Applt ventures is one of the few women owned app development companies in the nation. We partnered with them because of their strong commitment to our community - read more from the Denver Business Journal in the In the News section of this newsletter.

Equity CrowdFund for You:Flourish
You too can support the growth and success of You:Flourish as an owner with the equity crowdfund. Visit the Take Action section of this newsletter for a link to the WeFunder platform and the You:Flourish page where you can see screenshots of the App.

FEATURE THIS MONTH



Watch an interview with You:Flourish founder and CEO **Steven Haden** on the critical problem that You:Flourish is solving and why it is so personal to him.



A digital platform empowering the shift from suffering in silence to flourishing in community

TAKE ACTION

1 Visit the WeFunder crowdfund page to sign-up and see screenshots of the Beta App – **WeFunder.com/You-Flourish**

2 Check out our website at **you-flourish.com**



IN THE NEWS

YouFlourish and Applt Partnership Announcement in the Denver Business Journal



A digital platform empowering the shift from suffering in silence to flourishing in community.





Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

   